Exhibit 99.1

Rail Vision Announces Fourth Quarter and Full Year 2022 Financial Results

Ra’anana, Israel, March 23, 2023 (GLOBE NEWSWIRE) – Rail Vision Ltd. (Nasdaq: RVSN) (“Rail Vision” or the “Company”), a development stage technology company seeking to revolutionize railway safety and the data-related market, today reported financial results for the fourth quarter and fiscal year ended December 31, 2022.

“Capital from our Nasdaq IPO enabled us to strengthen our foundation during fiscal 2022, positioning us to pursue multiple exciting opportunities to accelerate new customer acquisitions in 2023 and beyond,” commented Shahar Hania, CEO of Rail Vision. “Our recent successes, including the Israeli Railways deal and US-based rail services customer agreement, demonstrate that our solutions are gaining traction among potential customers. We remain confident in our ability to create value for shareholders as we work diligently to drive new business opportunities.”

Fourth Quarter 2022 & Recent Highlights

●	A leading US-based rail and leasing services company purchased a Rail Vision Switch Yard System for $140,000 after a successful demo and initial testing. This new customer, which offers a suite of rail-centric services, including in-plant rail switching and material handling services, plans to conduct additional testing over a six-month period to evaluate the benefits of implementing our technology across their fleet.

●	Signed an agreement with Israeli Railways for the purchase of 10 Rail Vision Main Line Systems and related services for $1.4 million.

●	Appointed Mark Cleobury as Chairman of the Board. Cleobury brings more than 40 years of global experience in the rail industry. He has held positions of increasing responsibility at Knorr-Bremse over his career, including serving as a Member of the Management Board of Knorr-Bremse Systems for Rail, Vice President Sales and Systems for Client Management Trains, Manager Sales and Systems Trains, Key Account Manager, and Project Manager. Cleobury currently serves as Senior Vice President of Knorr-Bremse’s Rail Systems Division.

Fourth Quarter 2022 Financial Results

●	Research and development (“R&D”) expenses, net for the three months ended December 31, 2022, were $1,473,000, compared to the expenses of $1,687,000 in the three months ended December 31, 2021. The decrease in the R&D expenses was primarily attributable to a decrease in payroll and expenses related to employee resignations and significant changes in USD/NIS exchange rate.

●	General and administrative expenses for the three months ended December 31, 2022, were $1,087,000, compared to $886,000 in the three months ended December 31, 2021. The increase is primarily attributed to increase in professional services related to the Company being a public company.

●	Net loss for the three months ended December 31, 2022, was $2,458,000 or $0.15 per ordinary share, compared to a net loss of $2,454,000, or $0.29 per ordinary share, in the three months ended December 31, 2021.

●	As of December 31, 2022, cash and cash equivalents were $8.3 million, compared to $1.6 million as of December 31, 2021.

Full Year 2022 Financial Results

●	Revenues were $421,000 for the year ended December 31, 2022, comprised $219,000 from the completion of a demonstration with a US customer and $202,000 from the completion of the long-term pilot with Rio Tinto.

●	R&D expenses for the year ended December 31, 2022, amounted to $6,230,000 compared to $7,208,000 for the year ended December 31, 2021. The decrease was primarily attributable to a decrease in payroll and related expenses related to employee resignations and significant changes in USD/NIS exchange rate, as well as a decrease of in share-based payments.

●	Our general and administrative expenses totaled $4,265,000 for the year ended December 31, 2022, compared to $3,316,000 for the year ended December 31, 2021. The increase was primarily attributable to an increase in salaries related to one-time IPO bonuses, an increase in professional fees mainly due to public company expenses and an increase in marketing and others mainly due to exhibition expenses and welfare expenses.

●	Net loss for the year ended December 31, 2022, was $10,475,000 or $0.74 per ordinary share, compared to $10,220,000 or $1.12 per ordinary share for the year ended December 31, 2021.

About Rail Vision Ltd.

Rail Vision is a development stage technology company that is seeking to revolutionize railway safety and the data-related market. The company has developed cutting edge, artificial intelligence based, industry-leading technology specifically designed for railways. The company has developed its railway detection and systems to save lives, increase efficiency, and dramatically reduce expenses for the railway operators. Rail Vision believes that its technology will significantly increase railway safety around the world, while creating significant benefits and adding value to everyone who relies on the train ecosystem: from passengers using trains for transportation to companies that use railways to deliver goods and services. In addition, the company believes that its technology has the potential to advance the revolutionary concept of autonomous trains into a practical reality. For more information, please visit https://www.railvision.io/

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses opportunities to launch new pilot programs, uncovering potential new opportunities for growth and interest from potential customers. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F filed with the SEC on March 23, 2023. Forward-looking statements speak only as of the date the statements are made. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: Rail Vision’s ability to increase sales and revenue, its burn rate, and its ability to continue as a going concern. To date, the Company has not generated significant revenues from activities and has incurred substantial operating losses. Such conditions raise substantial doubts about the Company’s ability to continue as a going concern. The Company’s management’s plan includes raising funds from existing shareholders and/or outside potential investors. However, there is no assurance such funding will be available. The report of the Company’s independent registered public accounting firm on its audited financial statements as of and for the year ended December 31, 2022, contains an explanatory paragraph regarding substantial doubt about the Company’s ability to continue as a going concern. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Rail Vision is not responsible for the contents of third-party websites.

Contacts

Shahar Hania
Chief Executive Officer
Rail Vision Ltd.
15 Ha’Tidhar St
Ra’anana, 4366517 Israel
Telephone: +972- 9-957-7706

Investor Relations:

Dave Gentry, CEO
RedChip Companies Inc.
407-491-4498
RVSN@redchip.com

Rail Vision Ltd.

BALANCE SHEETS

(U.S. dollars in thousands, except share data and per share data)

	December 31, 2022	December 31, 2021
	Audited

ASSETS
Current assets:
Cash and cash equivalents	$8,270	$1,649
Restricted cash	222	200
Trade accounts receivable	115	87
Other current assets	225	472
Total current assets	8,832	2,408

Non-current Assets:
Operating lease - right of use asset	1,151	1,433
Fixed assets, net	449	570
Total Non-current assets	1,600	2,003

Total assets	$10,432	$4,411

LIABILITIES, TEMPORARY EQUITY AND SHAREHOLDERS’ EQUITY

Current liabilities
Trade payables	$56	$139
Current operating lease liability	281	299
Other accounts payable	1,032	1,114
Total current liabilities	1,369	1,552

Non-current operating lease liability	798	1,221

Total liabilities	$2,167	$2,773

Temporary equity:
Preferred A shares	--	9,965

Shareholders’ equity:
Ordinary shares	46	25
Additional paid in capital	63,033	35,987
Accumulated deficit	(54,814)	(44,339)
Total shareholders’ equity (deficit)	8,265	(8,327)

Total liabilities, temporary equity and shareholders’ equity	$10,432	$4,411

Rail Vision Ltd.

STATEMENTS OF COMPREHENSIVE LOSS

(U.S. dollars in thousands, except share data and per share data)

	Year ended		Three months ended
	December 31,		December 31,
	2022	2021	2022	2021
	Audited		Unaudited

Revenues	$421	$888	--	$471
Cost of revenues	(661)	(657)	--	(544)

Gross profit (loss)	(240)	231	--	(73)

Research and development expenses, net	(6,230)	(7,208)	(1,473)	(1,687)

Administrative and general expenses	(4,265)	(3,316)	(1,087)	(886)

Operating loss	(10,735)	(10,293)	(2,560)	(2,646)

Financing income (expenses), net	260	73	102	192

Net loss for the period	(10,475)	(10,220)	(2,458)	(2,454)

Basic and diluted loss per share	$(0.74)	$(1.12)	$(0.15)	$(0.29)

Weighted average number of shares outstanding used to compute basic and diluted loss per share	14,174,422	9,148,143	15,896,040	9,157,324

Rail Vision Ltd.

AUDITED STATEMENTS OF CHANGES IN TEMPORARY EQUITY AND SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands, except share data and per share data)

	Convertible Preferred A Shares		Ordinary Shares			Additional		Total
	Number of shares	USD	Number of shares	USD		paid in capital	Accumulated Deficit	shareholders’ equity

BALANCE AS OF DECEMBER 31, 2020	51,282	4,965	9,136,600	25		35,001	(34,119)	907
CHANGES DURING 2021:
Issuance of convertible preferred shares	--	5,000	--	--		--	--	--
Issuance of shares as a result of exercise of options	--	--	20,724	(*	)	127	--	127
Share-based payment	--	--	--	--		859	--	859
Net loss	--	--	--	--		--	(10,220)	(10,220)

BALANCE AS OF DECEMBER 31, 2021	51,282	9,965	9,157,324	25		35,987	(44,339)	(8,327)
Issuance of convertible preferred shares	10,256	2,000	--	--		--	--	--
Conversion of convertible preferred shares into ordinary shares	(61,538)	(11,965)	2,707,672	8		11,957	--	11,965
Issuance of units of ordinary shares and warrants	--	--	3,787,241	12		13,575	--	13,587
Conversion of convertible debt into ordinary shares	--	--	242,131	1		999	--	1,000
Issuance of ordinary shares as a result of exercise of options	--	--	1,672	(*	)	10	--	10
Share-based payment	--	--	--	--		505	--	505
Net loss	--	--	--	--		--	(10,475)	(10,475)

BALANCE AS OF DECEMBER 31, 2022	--	--	15,896,040	46		63,033	(54,814)	8,265

(*)	Represents an amount less than $1.

Rail Vision Ltd.

STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Year ended December 31,		Three months ended December 31,
	2022	2021	2022	2021
	Audited		Unaudited

Cash flows from operating activities
Net loss for the period	$(10,475)	$(10,220)	$(2,458)	$(2,454)

Adjustments to reconcile loss to net cash used in operating activities:
Depreciation	150	142	35	41
Share-based payment	505	1,055	125	314
Change in operating lease liability	(159)	(91)	41	82
Changes in operating assets and liabilities:

Decrease (increase) in other current assets	163	(381)	206	(108)
Increase (decrease) in trade accounts payable	(83)	87	(67)	24
Increase (decrease) in other accounts payable	(82)	(540)	(31)	(265)

Net cash used in operating activities	(9,981)	(9,948)	(2,149)	(2,366)

Cash flows from investing activities
Purchase of fixed assets	(29)	(273)	(14)	(18)

Net cash used in investing activities
	(29)	(273)	(14)	(18)
Cash flows from financing activities:
Issuance of preferred A shares	2,000	5,000	--	--
Proceeds from a convertible debt	1,000	--	--	--
Proceeds from exercise of options	10	127	--	--
Issuance of ordinary shares and warrants, net of issuance expenses	13,643	--	--	--

Net cash provided by financing activities	16,653	5,127	--	--

Increase (Decrease) in cash, cash equivalents and restricted cash	6,643	(5,094)	(2,163)	(2,384)
Cash, cash equivalents and restricted cash at the beginning of the period	1,849	6,943	10,655	4,233

Cash, cash equivalents and restricted cash at the end of the period	8,492	1,849	8,492	1,849

Non Cash Activities:

Obtaining a right-of-use asset in exchange for a lease liability	--	458	--	354
Conversion of preferred shares	11,965	--	--	--
Conversion of a convertible debt	1,000	--	--	--
Decrease of deferred expenses against additional paid in capita	56	--	--	--